Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

STREAM COMMUNICATIONS ACQUIRES BROADBAND NETWORK IN SUWALKI, NORTHEAST POLAND

WARSAW, Poland, May 12, 2008 - Stream Communications Network & Media Inc. (OTC Pink Sheets: SCNWF & FSE: TPJ) (''the Company" or ''Stream Communications") today announced the acquisition of a brand new triple play network in Suwalki, a city located in northeast Poland, through its wholly owned subsidiary, Stream Investments Sp z o.o. (''Stream Investments''). Previously this subsidiary was called Streamline Media Sp z o.o. The Stream Communications Board plans to invest in green field projects in the Polish cable sector via Stream Investments in non-competing locations with its subsidiary Stream Communications Sp z o.o. (''Stream Poland'').

The Suwalki Network is a newly built broadband network with 16,000 homes passed, ready to offer the highest quality triple play services; including digital TV, Internet and telephony. Stream Investments paid PLN 7 million for full ownership of the network.

Jan Rynkiewicz President & CEO of Stream Communications said, "The Suwalki project is an exciting opportunity for Stream Investments to develop a dynamic and technically advanced triple play operator and gain market share in an area of Poland that is not served by Stream Poland. Our goal is to invest a portion of the proceeds from the recent transaction with Penta Investments into promising projects of this type in order to continue to realize opportunities in the consolidating Polish cable sector."

About Stream Communications

Stream Communications is a broadband cable company that offers cable TV, high-speed Internet and VoIP services in Poland. Stream Communications, together with Penta Investments, controls the 7th largest cable operator in Poland, Stream Communications Sp z o.o., focusing on the densely populated markets of Southern Poland. Via its wholly owned subsidiary Stream Investments Sp z o.o., Stream Communications is developing greenfield projects in the cable sector in Poland.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.